FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 109th Annual Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 109th Annual Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 3, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document applicable to domestic voting procedures may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 109th Annual Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of our shareholders for the ongoing support.

In August 2012, Nomura Securities Co., Ltd. was subject to a business improvement order issued by Japan’s Financial Services Agency for insider trading related to public stock offerings. We have taken this very seriously and have made efforts to improve operations at Nomura Securities and throughout the entire Group. Now under a renewed management structure, we are prepared to rebuild Nomura as we move to regain trust and contribute to economic growth and the development of society through financial and capital markets.

I hereby present you with our business report for the 109th fiscal year (April 1, 2012 to March 31, 2013, “fiscal year 2012”).

Looking back at the economy overseas during the fiscal year 2012, until midway of the fiscal year, the European sovereign debt crisis that originated from Greece in 2010 and the U.S. “fiscal cliff” issue became severe, and market participants around the world took an increasingly risk-averse stance. Thereafter, global monetary easing led to a more comfortable environment. In the U.S., the Dow Jones hit a record high. In Japan as well, from the end of last year to this spring, the fiscal and monetary policies of the new government have been well-received, resulting in significant rebounds in equity markets, alongside with adjustments of the levels in foreign exchange rates. Furthermore, financial regulatory reforms agreed on at past G20 Finance Ministers and Central Bank Governors’ meetings, such as Basel III and other financial regulations, have started to be implemented in countries around the world.

Amid this situation, we have set a goal of achieving earnings per share (EPS) of 50 yen by the period ending March 31, 2016. As the first step, we have started the top priority initiative of ensuring that profits are recorded by all business segments in all regions. As part of these efforts, we have steadily reduced costs by a total of 1 billion dollars, while “narrowing and deepening” our businesses especially in various overseas locations. We have also striven to exert the comprehensive strength of our Group and enhance cross-regional and cross-business cooperation in order to increase revenue by adequately meeting client needs.

As a result of such efforts, in the fiscal year 2012, net revenue totaled 1,813.6 billion yen, income before income taxes was 237.7 billion yen, net income was 107.2 billion yen and the company posted an overall profit representing the fourth consecutive fiscal year. In the second quarter, when the new management structure was put in place, the financial results were very severe as a result of the insider trading issue. However, in the third and fourth quarters, there was a favorable turn in the market environment and we started to see results from our various efforts.

In light of the Company’s dividend policy, the Company’s annual dividend for our shareholders will be 8 yen per share.

We will continue to implement cost reductions and will strive to continuously record stable profits. As “Asia’s global investment bank”, we will strive to provide clients with products and services featuring unprecedented levels of added-value by “placing our clients at the heart of everything we do”, and we are committed to the realization of a new Nomura.

Thank you and we look forward to your continued support.

May 2013

Koji Nagai

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

(Securities Code: 8604)
May 31, 2013

To: Shareholders of Nomura Holdings, Inc.

Nobuyuki Koga
Chairman of the Board of Directors
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). As the 109th Annual Meeting of Shareholders will be held as described below, you are respectfully requested to attend the meeting and bring the enclosed proxy card.

Details

1.	Date and Time:	10:00 a.m. on Wednesday, June 26, 2013 (JST)

2.	Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

	1.	Business report, report on the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditors and the Audit Committee for the fiscal year ended March 31, 2013 (covering the period from April 1, 2012 to March 31, 2013).

	2.	Report on the unconsolidated financial statements for the fiscal year ended March 31, 2013 (covering the period from April 1, 2012 to March 31, 2013).

Matters to be Resolved:

	Proposal:	Appointment of Eleven Directors

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

Notes:

The following matters have been posted on the Company’s website (http://www.nomuraholdings.com/investor/shm/) and are therefore omitted from the materials annexed to this Notice of Convocation pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation:

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies;

2.	The notes to the consolidated financial statements; and

3.	The notes to the unconsolidated financial statements.

In the event of any subsequent revisions to this Notice of Convocation, the business report, the consolidated financial statements, the unconsolidated financial statements or other materials annexed to this Notice of Convocation, there will be a posting on the Company’s website indicated above.

Year-end Dividend Payment

At the Meeting of the Board of Directors of the Company held on April 26, 2013, a resolution was adopted for the payment, beginning on June 3, 2013, of a year-end dividend of 6 yen per share.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal: Appointment of Eleven Directors

As of the conclusion of this General Meeting, the term of office of all eleven Directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of eleven Directors. Of the eleven nominees, six are Outside Director nominees, and the two Director nominees who will concurrently serve as Executive Officers are Koji Nagai and Atsushi Yoshikawa.

The nominees are as follows:

1. Nobuyuki Koga (Aug. 22, 1950) Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	[Reappointment] Number of shares held: 158,253 shares of common stock
	Apr. 1974	Joined the Company
	Jun. 1995	Director of the Company
	Apr. 1999	Managing Director of the Company
	Jun. 2000	Director and Deputy President of the Company
	Oct. 2001	Director and Deputy President of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2003	Director and President of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2003	Director, President & CEO of the Company (concurrently Director and Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2008	Director and Representative Executive Officer of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
	Jun. 2011	Director and Chairman of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director and Chairman of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Ltd.

•      Mr. Koga does not concurrently serve as an Executive Officer and is a Non-Executive Director.

Note 1:	The Company adopted a holding company structure by way of a demerger and changed its corporate name, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” in October 2001 and devolved the financial company businesses to Nomura Securities Co., Ltd. References to the Company prior to October 2001 in the personal histories refer to appointments/responsibilities at The Nomura Securities Co., Ltd.

Note 2:	In June 2003, the Company changed from a company with accounting auditors to a company with committees, which is a corporate governance system that separates management oversight functions of the Directors from the day-to-day business execution functions of the Executive Officers. As the execution of the business of the Company, which is a company with committees, is performed by Executive Officers, Directors who do not concurrently serve as Executive Officers do not perform such a function.

2. Koji Nagai (Jan. 25, 1959)	[Will concurrently serve as an Executive Officer] [New Appointment] Number of shares held: 111,500 shares of common stock
Representative Executive Officer Group CEO	Apr. 1981	Joined the Company
	Apr. 2003	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Aug. 2012	Representative Executive Officer & Group CEO (concurrently Director and President of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and President of Nomura Securities Co., Ltd.
3. Atsushi Yoshikawa (Apr. 7, 1954)	[Will concurrently serve as an Executive Officer] [New Appointment] Number of shares held: 103,420 shares of common stock
Representative Executive Officer Group COO	Apr. 1978	Joined the Company
	Jun. 2000	Director of the Company
	Oct. 2001	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2004	Senior Managing Director of the Company (concurrently Executive Managing Director of Nomura Asset Management Co., Ltd.)
	Apr. 2005	Senior Managing Director of the Company (concurrently Executive Vice President of Nomura Asset Management Co., Ltd.)
	Apr. 2006	Executive Vice President of Nomura Asset Management Co., Ltd.
	Apr. 2008	Director and President of Nomura Asset Management Co., Ltd.
	Oct. 2008	Executive Managing Director of the Company (concurrently Director, President & CEO of Nomura Asset Management Co., Ltd.)
	Jun. 2011	Executive Vice President of the Company (concurrently CEO and President of Nomura Holding America Inc.)
	Oct. 2011	Executive Vice President of the Company (concurrently CEO and President of Nomura Holding America Inc. and Chairman and CEO of Nomura Securities International, Inc.)
	Aug. 2012	Representative Executive Officer & Group COO of the Company (Current)

4. Hiroyuki Suzuki (Feb. 3, 1959)	[New Appointment] Number of shares held: 74,700 shares of common stock
	Apr. 1982	Joined the Company
	Apr. 2005	Senior Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Managing Director of the Company
	Dec. 2008	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Jun. 2010	Senior Corporate Managing Director of the Company (concurrently Executive Managing Director and Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2011	Senior Corporate Managing Director of the Company (concurrently Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2013	Advisor of the Company (Current)

(Supplementary Note)

After serving as Joint Head of Investment Banking, etc., Mr. Suzuki assumed the office of Chief of Staff and Co-Group CAO (Co-CIO, Global Operations) from August 2012.

•       Mr. Suzuki will not concurrently serve as an Executive Officer and will be a Non-Executive Director nominee.

5. David Benson (Feb. 9, 1951)	[Reappointment] Number of shares held: 0 shares of common stock
Director	Feb. 1997	Joined Nomura International plc
	Jul. 1999	Head of Risk Management, Nomura International plc
	Mar. 2005	COO of Nomura International plc
	Aug. 2007	Resigned from Nomura International plc
	Nov. 2008	Chief Risk Officer (“CRO”), Senior Managing Director of the Company
	Jan. 2011	Vice Chairman of the Company (Senior Managing Director) Risk and Regulatory Affairs
	Apr. 2011	Vice Chairman of the Company (Senior Managing Director)
	Jun. 2011	Director of the Company (Current)

(Significant concurrent positions)

Director of Nomura Europe Holdings plc

Director of Nomura International plc

•     Mr. Benson does not concurrently serve as an Executive Officer and is a Non-Executive Director.

Nominees for Outside Directors (Numbers 6 to 11)

All six Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who is acknowledged to not have conflicts of interest with general investors in accordance with the rules of the Tokyo Stock Exchange, Inc.).

Reference: Independence Criteria for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder (directly or indirectly holding more than 10% of the voting rights) or Executive of the Company; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s immediate family members (second degree of kinship) or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:	Certain Amount of Donation shall mean a donation that exceeds 10 million yen per year that is greater than 2% of the donee institution’s gross revenues or ordinary income.

End.

6. Masahiro Sakane (Jan. 7, 1941)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 30,000 shares of common stock
Outside Director Member of the Nomination Committee Member of the Compensation Committee Number of years in office: 5 years Attendance at Meetings of the Board of Directors: 10/11	Apr. 1963	Joined Komatsu Ltd.
	Jun. 2001	Representative Director and President of Komatsu Ltd.
	Jun. 2003	Representative Director and President & CEO of Komatsu Ltd.
	Jun. 2007	Representative Director and Chairman of Komatsu Ltd.
	Jun. 2008	Outside Director of the Company (Current)
	Jun. 2010	Director and Chairman of Komatsu Ltd.
	Apr. 2013	Director and Councilor of Komatsu Ltd. (Current)

(Significant concurrent positions)

Councilor and Senior Adviser of Komatsu Ltd. (to be appointed)

Outside Director of Tokyo Electron Limited

Outside Director of ASAHI GLASS Co., Ltd.

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Sakane has extensive experience with respect to management. He has held a number of significant positions, including Representative Director and President of Komatsu Ltd. and Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company. Mr. Sakane attended all 3 meetings of the Nomination Committee and 4 out of 5 meetings of the Compensation Committee held during the 109th fiscal year. With respect to the sole meeting of the Compensation Committee that Mr. Sakane was unable to attend, the content of the meeting was explained to Mr. Sakane and he provided his approval.

7. Toshinori Kanemoto (Aug. 24, 1945)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Member of the Nomination Committee Member of the Compensation Committee Number of years in office: 2 years Attendance at Meetings of the Board of Directors: 11/11	Apr. 1968	Joined National Police Agency
	Apr. 1992	Kumamoto Prefecture Police Headquarters, Director-General
	Aug. 1995	Director General of the International Affairs Department, National Police Agency
	Oct. 1996	President of ICPO-INTERPOL
	Aug. 2000	President, National Police Academy
	Apr. 2001	Director of Cabinet Intelligence, Cabinet Secretariat, Government of Japan
	Jan. 2007	Registered as Attorney-at-Law (Dai-ichi Tokyo Bar Association)
	Feb. 2007	Of-Counsel, City-Yuwa Partners (Current)
	Jun. 2011	Outside Director of the Company (Current)

(Significant concurrent positions)

Of-Counsel, City-Yuwa Partners

Outside Statutory Auditor of Kameda Seika Co., Ltd.

Outside Statutory Auditor of JX Holdings, Inc. (to be appointed)

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Kanemoto has held a number of significant positions, including Director General of International Affairs at the National Police Agency, President of ICPO-INTERPOL and Director of Cabinet Intelligence in Japan. Mr. Kanemoto is currently active as an attorney with sophisticated expertise in his field. His achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company. Mr. Kanemoto attended all 3 meetings of the Nomination Committee and all 5 meetings of the Compensation Committee held during the 109th fiscal year.

8. Tsuguoki Fujinuma (Nov. 21, 1944)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 24,600 shares of common stock
Outside Director Audit Committee Member Number of years in office: 5 years Attendance at Meetings of the Board of Directors: 11/11	Apr. 1969	Joined Horie Morita Accounting Firm
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a Certified Public Accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Jun. 2008	Outside Director of the Company (Current)

(Significant concurrent positions)

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Fujinuma is well versed in international accounting systems, has a high degree of expertise corresponding to a Sarbanes-Oxley Act of 2002 financial expert and has held a number of significant positions, including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. His achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director, with the expectation that he will continue to apply his extensive experience and his high degree of expertise and independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company. Mr. Fujinuma attended all 22 meetings of the Audit Committee held during the 109th fiscal year.

(Supplementary note regarding independence)

Mr. Fujinuma was, in the past, a managing partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company. 6 years have passed since his departure from E&Y, and he has had no involvement whatsoever in the management or the financial policy of that firm since then, and he was never involved in an accounting audit of the Company. The Company has determined that the aforementioned facts regarding Mr. Fujinuma’s past position at E&Y do not compromise his independence as an Outside Director.

In addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Mr. Fujinuma also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange. Although Mr. Fujinuma is currently serving as Governor of Tokyo Stock Exchange Regulation, he will be stepping down from this position in June 2013.

9. Takao Kusakari (Mar. 13, 1940)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 2 years Attendance at Meetings of the Board of Directors: 11/11	Apr. 1964	Joined Nippon Yusen Kabushiki Kaisha (NYK Line)
	Aug. 1999	President of NYK Line
	Apr. 2002	President, Corporate Officer of NYK Line
	Apr. 2004	Chairman, Corporate Officer of NYK Line
	Apr. 2006	Chairman, Chairman Corporate Officer of NYK Line
	Apr. 2009	Director and Corporate Advisor of NYK Line
	Jun. 2010	Corporate Advisor of NYK Line (Current)
	Jun. 2011	Outside Director of the Company (Current)

(Significant concurrent positions)

Corporate Advisor of NYK Line

Outside Director of Nomura Securities Co., Ltd.

(Reasons for appointment as Outside Director)

Mr. Kusakari has extensive experience with respect to management. He has held a number of significant positions, including President of NYK Line and Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company.

10. Dame Clara Furse (Sept. 16, 1957)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 3 years Attendance at Meetings of the Board of Directors: 10/11	Feb. 1983	Joined Phillips & Drew/UBS
	Jun. 1990	Non-Executive Director of the London International Financial Futures Exchange (“LIFFE”)
	Jun. 1997	Deputy Chairman of LIFFE
	May 1998	Group Chief Executive of Credit Lyonnais Rouse
	Jan. 2001	Chief Executive of the London Stock Exchange Group
	Jun. 2010	Outside Director of the Company (Current)
	Apr. 2013	Member of the Bank of England’s Financial Policy Committee (Current)

(Significant concurrent positions)

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of the UK Department for Work and Pensions

Member of the Bank of England’s Financial Policy Committee

(Reasons for appointment as Outside Director)

Dame Clara Furse has extensive experience with respect to financial businesses. She has held a number of significant positions, including Chief Executive of the London Stock Exchange Group, and in 2008 she was made Dame Commander of the Order of the British Empire. Her achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request her reappointment as Outside Director with the expectation that she will continue to apply her global and extensive experience and her high level of independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company.

11. Michael Lim Choo San (Sept. 10, 1946)	[Outside Director, Independent Director] [Reappointment] Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 2 years Attendance at Meetings of the Board of Directors: 11/11	Aug. 1972	Joined Price Waterhouse, Singapore
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of the Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sept. 2002	Chairman of the Land Transport Authority of Singapore (Current)
	Nov. 2007	Member of the Legal Service Commission, Singapore (Current)
	Jun. 2011	Outside Director of the Company (Current)
	Oct. 2011	Chairman of the Singapore Accountancy Commission (formerly the Pro-Tem Singapore Accountancy Council) (Current)
	Nov. 2011	Chairman of the Accounting Standards Council, Singapore (Current)
(Significant concurrent positions) Chairman of the Land Transport Authority of Singapore Director of Nomura Asia Holding N.V. Non-Executive Chairman of Nomura Singapore Ltd.

(Reasons for appointment as Outside Director)

Mr. Lim is well versed in international accounting systems and has held a number of significant positions, including Executive Chairman of PricewaterhouseCoopers (Singapore) and a number of public service related roles in Singapore, and was awarded with national honors by the Government of Singapore three times between 1998 and 2010. His achievements and insights have been evaluated highly both within and outside of the Company. The Company would like to request his reappointment as Outside Director, with the expectation that he will continue to apply his global and extensive experience and his high degree of expertise and independence to perform a full role in determining important managerial matters and overseeing the business execution of the Company.

Note 3:	There are no particular conflicts of interest between the Company and each of the 11 nominees.

Note 4:	The Company has entered into Companies Act Article 423 Paragraph 1 agreements to limit liability for damages (limitation of liability agreements) with each of the following nominees currently serving as Outside Director: Mr. Masahiro Sakane, Mr. Toshinori Kanemoto, Mr. Tsuguoki Fujinuma, Mr. Takao Kusakari, Dame Clara Furse, and Mr. Michael Lim Choo San. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. In the event that the re-appointment of each candidate is approved, the Company is planning to maintain the limitation of liability agreements stated above.

Note 5:	In August 2012, Nomura Securities Co., Ltd., a subsidiary of the Company, with respect to, among other issues, flaws recognized in connection with the management of entity-related information for public stock offerings, received a business improvement order from Japan’s Financial Services Agency. With respect to the improvement measures, including the review of the internal and external communication methods with respect to corporate-related information and the information management structure, Nomura Securities Co., Ltd. has implemented such measures and policies as of the end of December 2012. Outside Director nominees Masahiro Sakane, Toshinori Kanemoto, Tsuguoki Fujinuma and Takao Kusakari, who concurrently serve as Outside Directors of Nomura Securities Co., Ltd., have made statements, from the perspective of compliance with laws and regulations, and have made various suggestions regarding the development of improvement measures and efforts to implement such measures.

Reference

The structure below is planned for the Nomination Committee, Compensation Committee and Audit Committee after the conclusion of this Annual Meeting of Shareholders:

Nomination Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Takao Kusakari

Compensation Committee: Nobuyuki Koga (chairman), Masahiro Sakane and Takao Kusakari

Audit Committee: Tsuguoki Fujinuma (chairman), Toshinori Kanemoto and Hiroyuki Suzuki

[English Translation]

(Attachments to the Notice of Convocation of the Annual Meeting of Shareholders)

Report for the 109th Fiscal Year

From April 1, 2012 to March 31, 2013

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1) Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing satisfaction of stakeholders, including that of shareholders and clients.

As “Asia’s global investment bank”, Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to the economic growth and development of society.

To enhance its corporate value, Nomura places significance on earnings per share (“EPS”) and will seek to maintain sustained improvement of the management target.

(2) Structure of Business Operations

Nomura Group is organized around globally-linked divisions under a unified strategy, rather than individual legal entities. We are organized into three divisions (Retail Division, Asset Management Division and Wholesale Division). We will strive to maximize the collective strength of Nomura Group by achieving a higher level of specialization and business development in each division, and enhancing cross-divisional collaboration.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

Looking back at the global economy during the fiscal year ended March 31, 2013, there was economic slowdown in emerging countries as well as in developed nations through the middle of last year mainly due to uncertainty over the outcome of the European sovereign debt problems. The global economy subsequently showed trends of modest recovery over the end of the year due to factors such as monetary easing by major industrialized countries and structural reform efforts by the European Central Bank aimed at maintaining the value of the Euro. Amid this situation, the trend of shifting of funds into risk assets such as stocks was accelerated on a global basis.

Meanwhile, economic activity in Japan was weak until the end of last year due to factors such as stagnation in exports, but the change in government was followed by correction of the high yen and a rise in stock prices due to positive expectations regarding fiscal and monetary policy aimed at pulling out of deflation, and the business sentiment improved.

The Tokyo Stock Price Index (TOPIX) began the fiscal year at 856 points. The index remained low during the first half of the fiscal year, including a fall to 695 points in June, a low not seen since December 1983. However, a reversal occurred in November and the index recovered to 1,034 points at the end of the fiscal year. The US dollar-yen exchange rate saw substantial correction of the high yen, moving from the 77 yen range at the beginning of the fiscal year to 94 yen range by the end of the fiscal year.

With respect to financial regulations, Basel III (new capital requirement regulations for financial institutions) and other widespread reforms aimed at tightening regulations and supervision of financial institutions have been implemented in a phased manner in Japan and overseas, and we need to continue to follow these changes closely.

Amid this environment and under the basic philosophy of “placing our clients at heart of everything we do,” we strove to accommodate ever-changing needs by diversifying our products and services and making proposals with higher added value. The Retail Division promoted investment consultation, while the Asset Management Division worked to increase assets under management on a global basis and enhance investment performance.

In the Wholesale Division, we implemented the “narrow and deep” strategy focused on business areas where we can deliver added value to our clients and enhanced cooperation among regions and business units, thereby we have accommodated to the diversified needs of our clients.

Furthermore, following the cost reduction efforts made during the previous fiscal year, we continued to steadily take steps aimed for an additional cost reduction of 1.0 billion US dollars during this fiscal year to ensure stable profits in a continuous manner regardless of fluctuation in the market environment. Also, with the aim of the optimal allocation of management resources, the shares of Nomura Real Estate Holdings, Inc. held by a subsidiary of Nomura Holdings were sold in March of this year to convert it from a consolidated subsidiary of the Company to an affiliate accounted for by the equity method. Meanwhile, we have also made steady investments including those on systems for the purpose of operational streamlining, aiming at reorganizing business platforms.

As a result of these efforts, we posted net revenue of 1,813.6 billion yen for the fiscal year ended March 31, 2013, an 18.1% increase from the previous fiscal year. Non-interest expenses increased 8.6% versus the previous fiscal year to 1,575.9 billion yen, income before income taxes was 237.7 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 107.2 billion yen. Earnings per share (EPS(Note)) for this fiscal year was 28.37 yen, and return on equity (ROE) was 4.9%.

(Note) Diluted net income attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net revenue	1,535.9	1,813.6	18.1
Non-interest expenses	1,450.9	1,575.9	8.6

Income (loss) before income taxes	85.0	237.7	179.8
Income tax expense	58.9	132.0	124.2

Net income (loss)	26.1	105.7	305.7

Less: Net income (loss) attributable to noncontrolling interests	14.5	(1.5)	—

Net income (loss) attributable to NHI shareholders	11.6	107.2	825.8

Return on shareholders’ equity	0.6%	4.9%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net revenue	1,532.1	1,775.9	15.9
Non-interest expenses	1,450.9	1,575.9	8.6

Income (loss) before income taxes	81.2	200.0	146.5

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2013 was 1,775.9 billion yen, an increase of 15.9% from the previous year. Non-interest expenses increased by 8.6% from the previous year to 1,575.9 billion yen. Income before income taxes was 200.0 billion yen for the fiscal year ended March 31, 2013, up 146.5% from the previous year.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net revenue	350.3	397.9	13.6
Non-interest expenses	287.1	297.3	3.5

Income (loss) before income taxes	63.1	100.6	59.4

Net revenue increased by 13.6% from the previous year to 397.9 billion yen, primarily due to increasing commissions from distribution of investment trusts and brokerage. Non-interest expenses increased by 3.5% to 297.3 billion yen and income before income taxes increased by 59.4% to 100.6 billion yen, achieving an increase in earnings and profits.

In order to accurately respond to the investment needs of each client, we have continued with sales activities focused on providing client consultation services and investment proposals based on the same. As a result of such efforts, our monthly total sales reached a level exceeding one trillion yen. Furthermore, total retail client assets increased to 83.8 trillion yen from 72.0 trillion yen at the end of the previous fiscal year. The number of client accounts increased by 40,000 to end the fiscal year at 5.025 million accounts, indicating steady growth in the business base.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net revenue	65.8	68.9	4.8
Non-interest expenses	45.3	47.8	5.5

Income (loss) before income taxes	20.5	21.2	3.2

Net revenue increased by 4.8% from the previous year to 68.9 billion yen due in part to increased assets under management. Furthermore, non-interest expense increased by 5.5% to 47.8 billion yen. As a result, income before income taxes increased by 3.2% to 21.2 billion yen, achieving an increase in earnings and profits.

In the investment trust business, there was an inflow into funds representing a wide range of investment assets including Japanese equities and overseas bonds, through products that meet client needs, such as funds aimed at maintaining low and medium risk levels and funds that match the investment environment. In the investment advisory business, there was an increase in mandates from overseas clients, mainly financial institutions in Europe and government agencies in Asia. As a result, assets under management as of March 31, 2013 increased by 3.3 trillion yen to 27.9 trillion yen from the end of the previous fiscal year.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2012 (A)	March 31, 2013 (B)
Net revenue	555.0	644.9	16.2
Non-interest expenses	592.7	573.2	(3.3)

Income (loss) before income taxes	(37.7)	71.7	—

*	Certain prior period amounts have been reclassified, in accordance with the realignment of organization in April 2012.

Net revenue increased by 16.2% from the previous year to 644.9 billion yen, primarily due to increase in brokerage commissions, net gain on trading and fees from investment banking services.

The environment was continuously challenging in the first half of the fiscal year, characterized by resurgent concerns over economic and financial markets in Europe, and revenue remained low. In the second half of the fiscal year, we posted revenue growth from private equity trades in the third quarter. Japanese market conditions took a favorable turn due to anticipation of economic recovery spurred by the change in government and driven by revenue in Japan in the fourth quarter, the net revenue of the fiscal year increased from the previous year.

The additional cost reduction of 1.0 billion US dollars announced in September of last year is progressing on schedule and non-interest expenses decreased by 3.3% to 573.2 billion yen. As a result, income before income taxes totaled 71.7 billion yen.

The market-related businesses were reorganized in December of last year. More specifically, Fixed Income and Equities were integrated as Global Markets with the aim of enhancing cooperation between the two businesses, so that the new organization would be able to flexibly respond to recent changes in market environments and facilitate our offering of services and products rooted in client needs.

Global Markets

For Fixed Income, while seeing an unstable macro environment during the first half of the fiscal year, stable client flow and high research capability drove revenue growth backed by appropriate risk management. We also achieved further growth in revenue in the second half of the fiscal year, in which the market environment became stabilizing. As a result, the profit for the business recorded the highest level since the fiscal year ended March 31, 2010, due to robust domestic revenues and expansion of overseas franchises.

For Equities, the first half of the fiscal year saw low earnings from client flow due to low sales volume in the markets. In the second half of the fiscal year, equity markets saw brisk activity starting from the end of last year, due in part to the change in government in Japan and the effect of monetary policies by the Bank of Japan, resulting in greatly increased earnings from Japan equity business.

Investment Banking

Investment Banking revenues were stagnant in the first half of the fiscal year due to globally sluggish equity capital markets and M&A activity. However, in the second half of the fiscal year, recovery in the Japanese equity market contributed to equity financing and sale of held shares, resulting in revenue growth. In addition, we are working to improve profitability through such efforts as a global review of our allocation of management resources and significant cost reduction.

Furthermore, amid the globalization of client needs in various regions overseas and in Japan, we enhanced cross-regional and cross-business cooperation and played an important role not only in cross-border M&A and financing in global markets, but also in non-traditional solution businesses such as FX and Rates transactions associated with the said M&A and financing.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2012 (A)	March 31, 2013 (B)	(B-A)/(A)
Net revenue	560.9	664.2	18.4
Non-interest expenses	525.8	657.6	25.1

Income (loss) before income taxes	35.2	6.6	(81.3)

*	Certain prior period amounts have been reclassified, in accordance with the realignment of organization in April 2012.

Net revenue was 664.2 billion yen and income before income taxes was 6.6 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd. and Nomura Europe Finance N.V. are the main entities for external borrowings and bond issuances. By funding that is matching with the liquidity of assets and the currencies for usage, we pursue the optimization of our funding.

The Company issued domestic unsecured bonds of 398.4 billion yen in total for the fiscal year ended March 31, 2013. In addition, the Company issued US dollar senior notes totaling USD 1.5 billion in March 2013.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective of supporting the promotion of business lines in Japan and overseas. In the Retail division, we have completed to transfer from our previous system to a packaged system called “STAR”. In the Wholesale division, we are enhancing the trading systems and strengthening the infrastructure system in order to respond to global orders from institutional investors.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	106th Fiscal Year (April 1, 2009 to March 31, 2010)	107th Fiscal Year (April 1, 2010 to March 31, 2011)	108th Fiscal Year (April 1, 2011 to March 31, 2012)	109th Fiscal Year (April 1, 2012 to March 31, 2013)
Total Revenue		1,356.8	1,385.5	1,851.8	2,079.9

Net revenue		1,150.8	1,130.7	1,535.9	1,813.6

Income before income taxes		105.2	93.3	85.0	237.7

Net income attributable to NHI shareholders		67.8	28.7	11.6	107.2

Basic-Net income attributable to NHI shareholders per share		21.68	7.90	3.18	29.04

Diluted-Net income attributable to NHI shareholders per share		21.59	7.86	3.14	28.37

Total assets		32,230.4	36,693.0	35,697.3	37,942.4

Total NHI shareholders’ equity		2,126.9	2,082.8	2,107.2	2,294.4

(Note) Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The management objective of the Nomura Group is to increase its corporate value through trust gained from society and by increasing satisfaction among shareholders, clients and other stakeholders. In order to respond flexibly to various changes in the environment and achieve stable profit growth for increase of corporate value, we also emphasize earnings per share (EPS) as a management target and strive to continuously improve the same.

In order to achieve our management objective, we are placing top priority on ensuring that profits are recorded by all business segments in all regions.

Specifically, as part of these efforts, we have steadily implemented measures to reduce costs by a total of 1 billion dollars through “narrowing and deepening” our businesses especially in various overseas locations. In addition, we have also striven to exert the comprehensive strength of our Group and enhance cross-regional and cross-business cooperation by accurately meeting client needs.

Basel III (new capital requirement regulations for financial institutions) has been applied in Japan starting from the end of March this year, ahead of the U.S. and Europe, and the Company is now subject to these regulations. Regulations for financial institutions are starting to be implemented globally, as evidenced by new rules for derivatives and other financial transactions put in place in various countries.

Furthermore, fundamental institutional revisions known as bank reform are scheduled in the West, and debates are ongoing in Europe about introducing a financial transactions tax and integrating the bank supervision system. These regulatory tightening actions affect the trading markets of equities, bonds and their derivative products as well as the conditions of competition among financial institutions. Therefore, the Company will take necessary measures in carefully responding to these changes.

Challenges and strategies in each division are as follows:

[Retail Division]

The business policy in the Retail Division is focused on client consultation services and investment proposals based on the same in alignment with the client’s life stage to meet the individual needs of each client. We also accommodate diverse lifestyles of clients by offering various services at our business offices as well as through Nomura Net & Call, our integrated service via the internet and call centers.

In order to accurately meet client investment needs, we will provide quality products and services including those based on tax exemption for small investments in listed shares and investment trusts (so-called “Japanese ISA” or “NISA” as its nickname) scheduled to start in 2014.

[Asset Management Division]

In our investment trust business, we will provide individual clients with a diverse range of investment opportunities to meet investors’ various demands. In our investment advisory business, we will provide value-added investment services to our institutional clients on a global basis. We intend to increase assets under management and expand our client base for these two core businesses. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the trust of investors worldwide by making continuous efforts to improve investment performance.

[Wholesale Division]

For the Wholesale Division, cross-business and cross-regional cooperation are increasingly important while at the same time strengthening our expertise in each business area is also required in order to accommodate client needs.

As part of the initiatives taken for each business areas, Global Markets has focused on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and our global distribution capabilities. In Investment Banking, we will continue our efforts in building a global structure not only to implement cross-border M&A and financing both in domestic and overseas markets but also to provide solution business services associated with the said M&A and financing, while the globalization of the business activities of our clients develops.

In addition, as part of the initiatives aimed at cross-business and cross-regional cooperation, we have identified Asia as a strategic region based on expectations of its medium- to long-term economic growth, and we will further enhance our efforts there. We aim to enhance our presence as a global financial services group by enhancing regional integration between Japan and the rest of Asia and enhancing the coordination of business between Asia and Europe, Americas and the rest of the world.

In implementing the initiatives outlined above, while also helping to strengthen the global financial and capital markets, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize corporate value by enhancing profitability across our businesses in group.

[Risk Management and Compliance, etc.]

Amid the expansion of global business, we must continue to enhance our risk management system and increase its efficiency in order to ensure financial soundness and enhanced corporate value. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. We will continue to focus on improving the management structure to comply with local laws and regulations in the countries that we operate. In addition, we will continuously review and improve our existing overall compliance system and rules with initiatives towards promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of the financial and capital markets.

In August 2012, Japan’s Financial Services Agency issued a business improvement order to our subsidiary, Nomura Securities Co., Ltd., regarding the management of corporate related information for public stock offerings.

With regard to this matter, Nomura Securities Co., Ltd. submitted the business improvement report to Japan’s Financial Services Agency on August 8, 2012 and the report was accepted.

On June 29, 2012, prior to the issuance of above mentioned business improvement order, Nomura Securities Co., Ltd. announced improvement measures regarding the method of communication for corporate related information and information control system. All measures were implemented by the end of December 2012. We will continue to conduct voluntary inspections and investigations and will further reinforce and enhance the internal controls structure to prevent recurrence and to regain the trust.

We will continue to strengthen the internal governance system. Since April of this year, we have implemented the reinforcement measures to ensure the independence of our Internal Audit from the executive side, so that the effectiveness of the Internal Audit will be heightened under the business environment which is rapidly changing and highly developed risk management situations. We will further enhance and reinforce our internal control system to gain the trust of clients, shareholders and investors.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into three divisions of Retail, Asset Management and Wholesale.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 177 locations in total): Tokyo (Head office and local branches — 42 locations in total), Kanto area excluding Tokyo (43 branches), Hokkaido area (5 branches), Tohoku area (10 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (31 branches), Chugoku area (9 branches), Shikoku area (5 branches) and Kyushu and Okinawa area (12 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Facilities, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease from end of prior year
Total	27,956	6,439 Decrease

(Notes)

1:	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2:	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

3:	During the fiscal year the Company sold a portion of its holdings in Nomura Real Estate Holdings, Inc, and Nomura Real Estate Holdings, Inc. has changed from a consolidated subsidiary to an affiliate accounted for by the equity method. As a result, the number of employees decreased significantly compared to the previous year.

(4)	Status of Significant Subsidiaries

Name of Company	Location	Capital (in millions)		Percentage of Voting Rights	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan		¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan		¥17,180	100%	Investment Trust Management / Investment Advisory

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan		¥30,000	100%	Banking / Trust

Nomura Facilities, Inc.	Tokyo, Japan		¥480	100%	Business Space / Facility Management

Nomura Land and Building Co., Ltd.	Tokyo, Japan		¥1,015	100%	Business Space Management

Nomura Financial Products Services, Inc.	Tokyo, Japan		¥20,275	100%	Financial

Nomura Holding America Inc.	New York, U.S.	US$	4,938.63	100%	Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,580.89	100%*	Holding Company

Instinet Incorporated	New York, U.S.	US$	1,306.96	100%*	Holding Company

Nomura Europe Holdings plc	London, U.K.	US$	7,052.79	100%	Holding Company

Nomura International plc	London, U.K.	US$	7,779.88	100%*	Securities

Nomura Bank International plc	London, U.K.	US$	555.00	100%*	Financial

Nomura Principal Investment plc	London, U.K.		£997.45	100%	Investment Company

Nomura Capital Markets plc	London, U.K.	US$	3,123.20	100%	Financial

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥122,122	100%	Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥132,711	100%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100%*	Securities / Financial

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2:	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2013 was 738. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 18 as of March 31, 2013.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term borrowing Short-term borrowing	320,000 18,814
Mizuho Corporate Bank, Ltd.	Long-term borrowing Short-term borrowing (*)	300,000 20,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Long-term borrowing	291,105
Resona Bank, Ltd.	Long-term borrowing Short-term borrowing (*)	70,000 20,000
Sumitomo Mitsui Trust Bank, Limited.	Long-term borrowing Short-term borrowing (*)	100,000 10,000
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing Short-term borrowing (*)	60,000 40,000
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing Short-term borrowing (*)	30,000 10,000
The Shizuoka Bank, Ltd.	Long-term borrowing	35,000
The Hachijuni Bank, Ltd.	Long-term borrowing	30,000
The Norinchukin Bank	Short-term borrowing (*)	50,000
The Dai-ichi Life Insurance Company, Limited	Long-term borrowing	40,000
Nippon Life Insurance Company	Long-term borrowing Short-term borrowing (*)	10,000 20,000

(Note) The short-term borrowings with (*) are long-term borrowings due within one year.

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that pursuing sustainable increase in shareholder value and paying dividends are essential to generating returns to our shareholders. We will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment, as well as the consolidated operating results.

As a general rule, payment of dividends is on a semi-annual basis (record dates: September 30 and March 31), although pursuant to Article 459, Paragraph 1 of the Companies Act of Japan, we have established in our Articles of Incorporation the capability of the Board of Directors to declare a distribution of surplus on the basis of any of the following record dates in a fiscal year: June 30, September 30, December 31, and March 31.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

We will consider repurchase of treasury stock as an option in our financial strategy to respond quickly to changes in the business environment and to increase shareholder value. We will make announcements immediately after any decision to set up a share buyback program and conduct such programs in accordance with internal guidelines.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 2.0 yen per share to shareholders of record as of September 30, 2012 and have decided to pay a dividend of 6.0 yen per share to shareholders of record as of March 31, 2013. As a result, the total annual dividend will be 8.0 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2013:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 29, 2012	September 30, 2012	7,397	2.00
April 26, 2013	March 31, 2013	22,285	6.00

10.	Other Important Matters Related to the Situation of the Corporate Group

In March 2013, the Company’s consolidated subsidiary Nomura Land and Building Co., Ltd., sold a portion of its holdings in Nomura Real Estate Holdings, Inc. As a result, the Company’s consolidated subsidiary Nomura Real Estate Holdings, Inc. became an affiliated company accounted for by the equity method.

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,822,562,601	shares

3.	Number of Shareholders:	482,935

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	181,119	4.9
The Master Trust Bank of Japan, Ltd. (Trust Account)	143,237	3.9
SSBT OD 05 Omnibus Account — Treaty Clients	92,515	2.5
CACEIS BANK FRANCE, ORDINARY ACCOUNT	62,518	1.7
Japan Trustee Services Bank, Ltd. (Trust Account 9)	38,989	1.0
State Street Bank and Trust Company 505225	38,865	1.0
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	37,288	1.0
Japan Trustee Services Bank, Ltd. (Trust Account 1)	37,006	1.0
Nomura Group Employee’s Stock Ownership Association	36,574	1.0
Northern Trust Company (AVFC) Sub-account American Client	36,449	1.0

(Notes)

1:	The Company has 108,436 thousand shares of treasury stock as of March 31, 2013 which is not included in the major shareholders list above.

2:	Figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	19,209	shares
Total Repurchase Amount (in thousands of yen)	7,406

(2)	Shares Disposed

Common Stock	47,336,501	shares
Aggregate Amount of Disposition (in thousands of yen)	29,508,857

(3)	Number of Shares Held in Treasury as of March 31, 2013

Common Stock	108,435,696 shares

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2013

Name of Stock Acquisition Rights	Grant Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.9	April 24, 2006	351	35,100	From April 25, 2008 to April 24, 2013	1
Stock Acquisition Rights No.10	June 12, 2006	1,479	147,900	From June 13, 2008 to June 12, 2013	1
Stock Acquisition Rights No.11	July 14, 2006	17,270	1,727,000	From July 7, 2008 to July 6, 2013	1,741
Stock Acquisition Rights No.13	April 25, 2007	2,133	213,300	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	3,266	326,600	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	1,883
Stock Acquisition Rights No.16	August 1, 2007	17,990	1,799,000	From August 2, 2009 to August 1, 2014	1,883
Stock Acquisition Rights No.17	August 1, 2007	1,916	191,600	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	218	21,800	From October 20, 2009 to October 19, 2014	1
Stock Acquisition Rights No.19	April 23, 2008	5,114	511,400	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	313	31,300	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.21	June 23, 2008	2,868	286,800	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,298
Stock Acquisition Rights No.23	August 5, 2008	18,740	1,874,000	From August 6, 2010 to August 5, 2015	1,298
Stock Acquisition Rights No.24	August 5, 2008	30	3,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.26	November 10, 2008	52	5,200	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.27	November 10, 2008	52	5,200	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.28	April 30, 2009	4,733	473,300	From May 1, 2011 to April 30, 2016	1

Name of Stock Acquisition Rights	Grant Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.29	June 16, 2009	2,294	229,400	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.30	June 16, 2009	3,814	381,400	From June 17, 2011 to June 16, 2016	1
Stock Acquisition Rights No.31	August 5, 2009	1,760	176,000	From August 6, 2011 to August 5, 2016	737
Stock Acquisition Rights No.32	August 5, 2009	22,880	2,288,000	From August 6, 2011 to August 5, 2016	737
Stock Acquisition Rights No.34	May 18, 2010	13,462	1,346,200	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.35	May 18, 2010	23,307	2,330,700	From May 19, 2012 to May 18, 2017	1
Stock Acquisition Rights No.36	May 18, 2010	22,118	2,211,800	From May 19, 2013 to May 18, 2017	1
Stock Acquisition Rights No.37	July 28, 2010	44,377	4,437,700	From April 30, 2012 to April 29, 2017	1
Stock Acquisition Rights No.38	July 28, 2010	90,154	9,015,400	From April 30, 2013 to April 29, 2018	1
Stock Acquisition Rights No.39	November 16, 2010	27,937	2,793,700	From November 16, 2012 to November 15, 2017	478
Stock Acquisition Rights No.40	June 7, 2011	48,781	4,878,100	From May 25, 2012 to May 24, 2018	1
Stock Acquisition Rights No.41	June 7, 2011	188,798	18,879,800	From May 25, 2013 to May 24, 2018	1
Stock Acquisition Rights No.42	June 7, 2011	188,434	18,843,400	From May 25, 2014 to May 24, 2018	1
Stock Acquisition Rights No.43	November 16, 2011	28,170	2,817,000	From November 16, 2013 to November 15, 2018	299
Stock Acquisition Rights No.44	June 5, 2012	130,317	13,031,700	From April 20, 2013 to April 19, 2018	1
Stock Acquisition Rights No.45	June 5, 2012	130,034	13,003,400	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No.46	June 5, 2012	128,943	12,894,300	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No.47	June 5, 2012	50,345	5,034,500	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No.48	June 5, 2012	50,249	5,024,900	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No.49	June 5, 2012	18,749	1,874,900	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No.50	June 5, 2012	18,733	1,873,300	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No.51	November 13, 2012	28,478	2,847,800	From November 13, 2014 to November 12, 2019	298

(Notes)

1:	As each stock acquisition right is a substitute for cash compensation, the issuance of each stock acquisition right does not require a cash payment.

2:	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3:	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to retirement or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4:	Number of stock acquisition rights and number of shares under stock acquisition rights are as of March 31, 2013.

5:	Stock Acquisition Rights No.1 to No.8, No.12, No.25 and No.33 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
Name of Stock Acquisition Rights	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.10	103	1	—	—
Stock Acquisition Rights No.11	410	8	20	1
Stock Acquisition Rights No.14	188	2	30	1
Stock Acquisition Rights No.15	130	2	20	1
Stock Acquisition Rights No.16	260	6	—	—
Stock Acquisition Rights No.20	50	1	30	1
Stock Acquisition Rights No.21	267	3	—	—
Stock Acquisition Rights No.22	30	1	60	3
Stock Acquisition Rights No.23	450	7	—	—
Stock Acquisition Rights No.24	—	—	30	1
Stock Acquisition Rights No.28	1,627	1	—	—
Stock Acquisition Rights No.29	360	2	90	3
Stock Acquisition Rights No.30	180	1	—	—
Stock Acquisition Rights No.31	130	2	60	3
Stock Acquisition Rights No.32	400	6	—	—
Stock Acquisition Rights No.34	134	1	—	—
Stock Acquisition Rights No.35	2,747	6	—	—
Stock Acquisition Rights No.36	485	1	—	—
Stock Acquisition Rights No.40	2,138	7	—	—
Stock Acquisition Rights No.41	2,712	9	—	—
Stock Acquisition Rights No.42	2,710	9	—	—
Stock Acquisition Rights No.44	764	6	—	—
Stock Acquisition Rights No.45	760	6	—	—
Stock Acquisition Rights No.46	758	6	—	—
Stock Acquisition Rights No.47	323	6	—	—
Stock Acquisition Rights No.48	322	6	—	—

(Notes)

1.	Number of stock acquisition rights is as of March 31, 2013.

2.	No stock acquisition rights have been issued to outside directors since 2010.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year

	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Directors/Executive Officers and Employees of subsidiaries (excluding those who are concurrently serving as Employees or Directors/Executive Officers of the Company)
Name of Stock Acquisition Rights	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.44	5,499	35	129,932	1,077
Stock Acquisition Rights No.45	5,490	35	129,646	1,077
Stock Acquisition Rights No.46	5,482	35	129,331	1,077
Stock Acquisition Rights No.47	1,441	26	51,980	483
Stock Acquisition Rights No.48	1,437	26	51,886	483
Stock Acquisition Rights No.49	4,032	9	15,795	49
Stock Acquisition Rights No.50	4,030	9	15,781	49
Stock Acquisition Rights No.51	—	—	28,570	1,258

(Note)

Number of stock acquisition rights is as of each grant date.

4.	Other Significant Matters concerning Stock Acquisition Rights

On May 15, 2013, the Company passed a resolution to issue Stock Acquisition Rights No. 52 through Stock Acquisition Rights No. 54 as equity-based compensation to directors, executive officers and employees of the Company as well as directors, executive officers and employees of subsidiaries of the Company. The grant date is set for June 5, 2013. A total of 219,305 stock acquisition rights will be granted, and the number of shares of common stock under the stock acquisition rights is expected to be 21,930,500 shares. The exercise price of the stock acquisition rights was set at one (1) yen per share.

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1) President of Kanagawa Kaihatsu Kanko Co., Ltd.

Masahiro Sakane	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Chairman of Komatsu Ltd. (*2) Outside Director of Tokyo Electron Limited Outside Director of ASAHI GLASS Co., Ltd. Outside Director of Nomura Securities Co., Ltd. (*1)

Toshinori Kanemoto	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of Kameda Seika Co., Ltd. Outside Director of Nomura Securities Co., Ltd. (*1)

Haruo Tsuji	Outside Director Chairman of the Audit Committee	Special Advisor of Sharp Corporation Outside Director of Kobayashi Pharmaceutical Co., Ltd. Outside Director of SEIREN Co., Ltd. Outside Director of Nomura Securities Co., Ltd. (*1, *2)

Name	Positions and Responsibilities	Significant Concurrent Positions

Tsuguoki Fujinuma	Outside Director Member of the Audit Committee

Governor of Tokyo Stock Exchange Regulation (*2)

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical

Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Statutory Auditor of Seven & i Holdings Co., Ltd.

Outside Director of Nomura Securities Co., Ltd. (*1)

Masanori Itatani	Director Member of the Audit Committee	Director of Nomura Securities Co., Ltd. (*1, *2)

Masanori Nishimatsu	Director Audit Mission Director	Outside Director of The Nomura Trust & Banking Co., Ltd. (*1) Outside Director of Nomura Asset Management Co., Ltd. (*1)

Takao Kusakari	Outside Director	Corporate Advisor of NYK Line Outside Statutory Auditor of Nippon Steel & Sumitomo Metal Corporation (*2) Outside Director of Nomura Securities Co., Ltd. (*1)

Clara Furse	Outside Director

Non-Executive Director of Legal & General Group plc (*2)

Non-Executive Director of Amadeus IT Holding, S.A.

Non-Executive Director of the UK Department for

Work and Pensions

Non-Executive Director of Nomura Europe Holdings plc (*1, *2)

Non-Executive Director of Nomura International plc (*1, *2)

Michael Lim Choo San	Outside Director	Chairman of the Land Transport Authority of Singapore Director of Nomura Asia Holding N.V. (*1) Non-Executive Chairman of Nomura Singapore Ltd. (*1)

David Benson	Director	Director of Nomura Europe Holdings plc (*1) Director of Nomura International plc (*1)

(Notes)

1:	Status as of March 31, 2013, the last day of the fiscal year.

2:	Directors Masahiro Sakane, Toshinori Kanemoto, Haruo Tsuji, Tsuguoki Fujinuma, Takao Kusakari, Clara Furse and Michael Lim Choo San are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

3:	Director Tsuguoki Fujinuma, a member of the Audit Committee, is a Certified Public Accountant with considerable finance and accounting knowledge.

4:	Companies marked with “*1” are wholly-owned subsidiaries (including indirect ownership) of the Company.

5:	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*1”).

6:	Concurrent positions marked with “*2” are positions from which a director will resign during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Masahiro Sakane

Attended 10 of the 11 meetings of the Board of Directors, all 3 meetings of the Nomination Committee, and 4 of the 5 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Toshinori Kanemoto

Attended all 11 meetings of the Board of Directors, 3 meetings of the Nomination Committee, and 5 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a legal expert.

Haruo Tsuji

Attended all 11 meetings of the Board of Directors and 22 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years. In addition, as Chairman of the Audit Committee, he represented the Audit Committee by reporting the status of the activities of the Audit Committee and its findings to the Board of Directors.

Tsuguoki Fujinuma

Attended all 11 meetings of the Board of Directors and 22 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well-versed in international accounting systems.

Takao Kusakari

Attended all 11 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Clara Furse

Attended 10 of the 11 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on her extensive experience and comprehensive knowledge related to financial businesses gained through her involvement with the management of the London Stock Exchange.

Michael Lim Choo San

Attended all 11 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well versed in international accounting systems.

Overview of the Contents of the Limitation of Liability Agreements

The Company has entered into Companies Act Article 423 Paragraph 1 limitation of liability agreements with all seven Outside Directors. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

3.	Status of the Executive Officers

Name	Positions and Responsibilities	Significant Concurrent Positions

Koji Nagai	Representative Executive Officer Group Chief Executive Officer (Group CEO)	Director and President of Nomura Securities Co., Ltd.

Atsushi Yoshikawa	Representative Executive Officer Group Chief Operating Officer (Group COO) Wholesale CEO

Toshio Morita	Executive Managing Director Retail CEO

Toshihiro Iwasaki	Executive Managing Director Asset Management CEO	Director and Chairman & CEO of Nomura Asset Management Co., Ltd.

Junko Nakagawa	Executive Managing Director Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

(Notes)

1:	Status as of March 31, 2013, the last day of the fiscal year.

2:	Director and Representative Executive Officer (Group CEO) Kenichi Watanabe and Director and Representative Executive Officer (Group COO and Wholesale Chairman & CEO) Takumi Shibata resigned as Directors and Executive Officers as of July 31, 2012 and Koji Nagai and Atsushi Yoshikawa were appointed as Executive Officers (Representative Executive Officers) as of August 1, 2012.

3:	Eiji Kutsukake resigned as Executive Managing Director (Retail CEO) as of July 31, 2012 and Toshio Morita was appointed as Executive Managing Director as of August 1, 2012.

4:	Junko Nakagawa resigned as Executive Managing Director as of March 31, 2013.

5:	Executive Officers as of April 1, 2013 are as follows:

Koji Nagai	Representative Executive Officer, Group CEO

Atsushi Yoshikawa	Representative Executive Officer, Group COO, Wholesale CEO

Toshio Morita	Executive Managing Director, Retail CEO

Toshihiro Iwasaki	Executive Managing Director, Asset Management CEO

Shoichi Nagamatsu (newly appointed)	Executive Managing Director, Chief of Staff

Shigesuke Kashiwagi (newly appointed)	Executive Managing Director, Chief Financial Officer (CFO)

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2)	Bonus	Deferred Compensation (3)	Total
Directors	12	340	13	116	469
(Outside Directors)	(8)	(157)	(—)	(—)	(157)
Executive Officers	8	353	29	274	656
Total	20	693	42	390	1,125

(Notes)

1:	The numbers of people above include 1 Director (including 1 Outside Director) and 3 Executive Officers who resigned in June and July 2012. There were 11 Directors and 5 Executive Officers as of March 31, 2013. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.

2:	Basic compensation of 693 million yen includes other compensation (commuter pass allowance) of one million yen that has been provided.

3:	Deferred compensation (such as stock options) granted during the year ended March 31, 2013 and prior is recognized as expense in the financial statements for the year ended March 31, 2013.

4:	Subsidiaries of the Company paid 90 million yen to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2013.

5:	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•

We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•

For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•

The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•

Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•

A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Annual Bonus

•

Annual bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•

Depending on the level of bonus payment, a portion of payment may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•

Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees

Item	Amount
(1) Audit fees	835 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,579 million yen

(Notes)

1.	The audit contract between the Company and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that a more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

VI.	The Content of the Resolution Adopted Regarding the Structure for Ensuring Appropriate Business Activities

At the Meeting of the Board of Directors held on March 27, 2013, the Board of Directors adopted a resolution to amend the “Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.” (effective April 1, 2013). The content of the resolution adopted is as follows:

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

I.	Matters Concerning the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of the Audit Committee to support the duties of the Audit Committee. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of the Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.
2.	Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.
3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

4.	Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

II.	Matters Concerning the Executive Officers

1.	Compliance Structure

(1)	Thorough compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

2.	Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, event risk, liquidity risk, operational risk and legal risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

3.	Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Senior Managing Directors and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that an Executive Officer or a Senior Managing Director discovers an important matter concerning compliance, including a material violation of law or regulation at a Nomura Group company, such Executive Officer or Senior Managing Director shall report to an Audit Committee Member or Audit Mission Director, and shall simultaneously report to the Executive Management Board. The Executive Management Board shall deliberate with regard to such matter and, in the event that it is recognized as necessary, based on such result, the Executive Management Board shall issue a recommendation to take appropriate countermeasures.

(5)	In the event that a Director, Executive Officer or Senior Managing Director discovers any of the matters set forth below, such person shall immediately upon such discovery report directly to an Audit Committee Member or through the Audit Mission Director.

(a)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(b)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business operations, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

5.	Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

6.	Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

III.	The Nomura Group’s Internal Controls System

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit indicated.

Consolidated Balance Sheet (As of March 31, 2013)

		(Millions of yen)
ASSETS
Cash and cash deposits:		1,652,752
Cash and cash equivalents		805,087
Time deposits		577,921
Deposits with stock exchanges and other segregated cash		269,744
Loans and receivables:		2,629,875
Loans receivable		1,575,494
Receivables from customers		63,792
Receivables from other than customers		992,847
Allowance for doubtful accounts		(2,258)
Collateralized agreements:		14,115,257
Securities purchased under agreements to resell		8,295,372
Securities borrowed		5,819,885
Trading assets and private equity investments:		17,124,349
Trading assets		17,037,191
Private equity investments		87,158
Other assets:		2,420,206
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of 355,831 million yen)		428,241
Non-trading debt securities		920,611
Investments in equity securities		123,490
Investments in and advances to affiliated companies		345,705
Other		602,159

Total assets		37,942,439

LIABILITIES
Short-term borrowings		738,445
Payables and deposits:		2,413,801
Payables to customers		476,705
Payables to other than customers		864,962
Deposits received at banks		1,072,134
Collateralized financing:		15,409,383
Securities sold under agreements to repurchase		12,444,317
Securities loaned		2,158,559
Other secured borrowings		806,507
Trading liabilities		8,491,296
Other liabilities		978,163
Long-term borrowings		7,592,368

Total liabilities		35,623,456

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,822,562,601 shares
Outstanding	– 3,710,960,252 shares
Additional paid-in capital		691,264
Retained earnings		1,136,523
Accumulated other comprehensive income (loss)		(57,395)
Common stock held in treasury, at cost – 111,602,349 shares		(70,514)
Total Nomura Holdings, Inc. shareholders’ equity		2,294,371
Noncontrolling interests		24,612

Total equity		2,318,983

Total liabilities and equity		37,942,439

Consolidated Statement of Income (April 1, 2012 – March 31, 2013)

(Millions of yen)
Commissions	359,069
Fees from investment banking	62,353
Asset management and portfolio service fees	141,029
Net gain on trading	367,979
Gain on private equity investments	8,053
Interest and dividends	394,007
Gain on investments in equity securities	38,686
Other	708,767

Total revenue	2,079,943

Interest expense	266,312

Net revenue	1,813,631

Compensation and benefits	547,591
Commissions and floor brokerage	91,388
Information processing and communications	179,904
Occupancy and related depreciation	91,545
Business development expenses	49,010
Other	616,463

Non-interest expenses	1,575,901

Income before income taxes	237,730
Income tax expense	132,039

Net income	105,691
Less: Net income(loss) attributable to noncontrolling interests	(1,543)

Net income attributable to Nomura Holdings Inc. shareholders	107,234

Consolidated Statement of Changes in Equity

(April 1, 2012 – March 31, 2013)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	698,771
Gain (loss) on sales of treasury stock	(1,798)
Issuance and exercise of common stock options	(5,700)
Purchase / sale of subsidiary shares, net	(9)

Balance at end of year	691,264

Retained earnings
Balance at beginning of year	1,058,945
Net income attributable to Nomura Holdings Inc.’s shareholders	107,234
Cash dividends	(29,656)

Balance at end of year	1,136,523

Accumulated other comprehensive income (loss):
Cumulative translation adjustments
Balance at beginning of year	(110,652)
Net change during the year	71,777

Balance at end of year	(38,875)
Defined benefit pension plans
Balance at beginning of year	(35,132)
Pension liability adjustment	6,614

Balance at end of year	(28,518)
Non-trading securities
Balance at beginning of year	635
Unrealized gain on non-trading securities	9,363

Balance at end of period	9,998

Balance at end of year	(57,395)

Common stock held in treasury
Balance at beginning of year	(99,819)
Repurchases of common stock	(7)
Sales of common stock	1
Common stock issued to employees	29,507
Other net change in treasury stock	(196)

Balance at end of year	(70,514)

Total NHI shareholders’ equity
Balance at end of year	2,294,371

Noncontrolling Interests
Balance at beginning of year	281,896
Cash dividends	(3,422)
Net income (loss) attributable to noncontrolling interests	(1,543)
Accumulated other comprehensive income (loss) attributable to noncontrolling interest
Cumulative translation adjustments	2,524
Unrealized gain on non-trading securities	3,270
Pension liability adjustment	(919)
Purchase / sale of subsidiary shares, net	(247,782)
Other net change in noncontrolling interests	(9,412)

Balance at end of year	24,612

Total equity balance at end of year	2,318,893

Report of Independent Auditors

May 10, 2013

The Board of Directors
Nomura Holdings, Inc.	Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2012 through March 31, 2013.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, section 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2013.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2013. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 109th fiscal year (from April 1, 2012 to March 31, 2013) and, based on the method, details and result of the audit, we hereby report as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Officers of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Independent Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 109th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees of the Company as well as executives and employees of subsidiaries of the Company was passed on May 15, 2013.

May 15, 2013	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Masanori Itatani

Note:	Messrs. Haruo Tsuji and Tsuguoki Fujinuma are outside directors as stipulated in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2013)

(Millions of yen)
ASSETS
Current Assets:	3,221,039
Cash and time deposits	7,284
Certificate deposits	3,800
Money held in trust	4,053
Short-term loans receivable	3,110,020
Accounts receivable	42,448
Deferred tax assets	1,328
Others	52,107
Fixed Assets:	2,554,812
Tangible fixed assets:	38,341
Buildings	15,483
Furniture & fixtures	14,019
Land	8,839
Intangible assets:	115,480
Software	115,479
Others	0
Investments and others:	2,400,991
Investment securities	113,186
Investments in subsidiaries and affiliates (at cost)	1,766,613
Other securities of subsidiaries and affiliates	5,982
Long-term loans receivable from subsidiaries and affiliates	329,078
Long-term guarantee deposits	28,985
Deferred tax assets	93,202
Others	63,976
Allowance for doubtful accounts	(32)

Total assets	5,775,850

LIABILITIES
Current Liabilities:	663,807
Short-term borrowings	488,458
Collaterals received	62,882
Accrued income taxes	30,128
Accrued bonuses	1,346
Others	80,994
Long-term Liabilities:	3,236,320
Bonds payable	1,675,214
Long-term borrowings	1,559,205
Others	1,901

Total liabilities	3,900,128

NET ASSETS
Shareholders’ equity:	1,774,048
Common stock	594,493
Additional paid-in capital:	565,409
Capital reserves	559,676
Other capital reserves	5,733
Retained earnings:	681,741
Retained earnings reserve	81,858
Other retained earnings	599,883
Reserve for specified fixed assets	4
Retained earnings carried forward	599,879
Treasury stock	(67,595)
Valuation and translation adjustments:	56,585
Net unrealized gain on investments	29,209
Deferred gains or loss on hedges	27,376
Stock acquisition rights	45,090

Total net assets	1,875,723

Total liabilities and net assets	5,775,850

Statement of Income (April 1, 2012 – March 31, 2013)

(Millions of yen)
Operating revenue	278,523
Property and equipment fee revenue	99,225
Rent revenue	33,618
Royalty on trademark	18,140
Dividend from subsidiaries and affiliates	56,508
Interest income from loans to subsidiaries and affiliates	42,495
Other financial income	15,235
Others	13,301

Operating expenses	202,308
Compensation and benefits	30,702
Occupancy and equipment costs	43,704
Data processing and office supplies	44,387
Depreciation and amortization	38,792
Taxes	1,055
Others	5,399
Interest expenses	38,270

Operating income	76,215

Non-operating income	2,072
Non-operating expenses	10,710

Ordinary income	67,577

Extraordinary income	12,358
Gain on sales of investment securities	7,426
Gain on capital reduction of subsidiaries and affiliates	4,006
Gain on liquidation of subsidiaries and affiliates	796
Gain on sales of subsidiaries and affiliates	39
Gain on reversal of subscription rights to shares	92
Extraordinary losses	25,460
Loss on sales of investment securities	91
Loss on devaluation of investment securities	1,098
Loss on devaluation of investments in subsidiaries and affiliates	12,223
Loss on retirement of fixed assets	12,049

Income before income taxes	54,475

Income taxes - current	(478)

Income taxes - deferred	12,743

Net income	42,210

Statement of Changes in Net Assets (April 1, 2012 – March 31, 2013)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Other capital reserve
Balance at beginning of the year	7,819
Change in the year
Disposal of treasury stock	(2,087)
Total change in the year	(2,087)
Balance at the end of the year	5,733
Total capital reserve
Balance at beginning of the year	567,495
Change in the year
Disposal of treasury stock	(2,087)
Total change in the year	(2,087)

Balance at end of the year	565,409

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	6
Change in the year
Reversal of reserve for specified fixed assets	(2)
Total change in the year	(2)
Balance at end of the year	4
Retained earnings carried forward
Balance at beginning of the year	572,397
Change in the year
Cash dividends	(14,730)
Reversal of reserve for specified fixed assets	2
Net income	42,210
Total change in the year	27,482
Balance at end of the year	599,879
Total retained earnings
Balance at beginning of the year	654,261
Change in the year
Cash dividends	(14,730)
Net income	42,210
Total change in the year	27,480

Balance at end of the year	681,741

(Millions of yen)
Treasury stock
Balance at beginning of the year	(97,097)
Change in the year
Purchases of treasury stock	(7)
Disposal of treasury stock	29,509
Total change in the year	29,501

Balance at end of the year	(67,595)

Total shareholders’ equity
Balance at beginning of the year	1,719,153
Change in the year
Cash dividends	(14,730)
Net income	42,210
Purchases of treasury stock	(7)
Disposal of treasury stock	27,422
Total change in the year	54,895

Balance at end of the year	1,774,048

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	21,603
Change in the year
Other-net	7,605
Total change in the year	7,605
Balance at end of the year	29,209
Deferred gains or loss on hedges
Balance at beginning of the year	50,051
Change in the year
Other-net	(22,675)
Total change in the year	(22,675)
Balance at end of the year	27,376
Total valuation and translation adjustments
Balance at beginning of the year	71,654
Change in the year
Other-net	(15,069)
Total change in the year	(15,069)

Balance at end of the year	56,585

Stock acquisition rights
Balance at beginning of the year	50,592
Change in the year
Other-net	(5,502)
Total change in the year	(5,502)

Balance at end of the year	45,090

Total net assets
Balance at beginning of the year	1,841,400
Change in the year
Cash dividends	(14,730)
Net Income	42,210
Purchases of treasury stock	(7)
Disposal of treasury stock	27,422
Other-net	(20,571)
Total change in the year	34,323

Balance at end of the year	1,875,723

Report of Independent Auditors

May 10, 2013

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Tadayuki Matsushige Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 109th fiscal year from April 1, 2012 through March 31, 2013.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the fiscal year ended March 31, 2013 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2013. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 109th fiscal year (from April 1, 2012 to March 31, 2013) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties determined by us, with the cooperation of the Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important committees and meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and others, and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution, we received reports at regular intervals from the Directors, Executive Officers and others, asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received the report from the Executive Officers and Independent Auditor of the Company regarding to the conditions of the assessment and audit of the Company, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the execution of the duties by the Directors and the Executive Officers regarding status of the establishment and maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

As stated in the business report, Nomura Securities Co., Ltd., a subsidiary of the Company, received a business improvement order from Japan’s Financial Services Agency in August 2012, and to prevent any recurrence and regain society’s trust, established and implemented improvement measures based on suggestions, from the investigation committee comprised of external attorneys. The entire Nomura Group is working to further strengthen and enhance the internal controls structure. As the Audit Committee of the Company, we confirmed that the contents of the improvement measures were adequate and had been implemented with certainty. We will continue to cautiously monitor and evaluate the status of the strengthening of the Nomura Group’s internal control structure, including whether the improvement measures have become firmly rooted.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

As referred in III-4. “Other Significant Matters concerning Stock Acquisition Rights” in the Report for the 109th fiscal year, a resolution to issue Stock Acquisition Rights as stock options to executives and employees of the Company as well as executives and employees of subsidiaries of the Company was passed on May 15, 2013.

May 15, 2013	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Tsuguoki Fujinuma

Masanori Itatani

Note:	Messrs. Haruo Tsuji and Tsuguoki Fujinuma are outside directors as defined in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document applicable to domestic voting procedures may not be applicable to shareholders outside Japan.

Matters available on the website in relation to the Notice of Convocation of the 109th Annual Meeting of Shareholders

(1)	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

(2)	Notes to the consolidated financial statements

(3)	Notes to the financial statements

The above information is made available on the Company’s website at http://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

VII.	Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of an attempt to take over the Company by a party inappropriate for business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company will examine and evaluate the takeover proposal, etc., and after consultation with a council composed of the Company’s outside directors, through sufficient deliberations by the Board of Directors, a conclusion will be rendered in regard to the best strategy for shareholders from the perspective of business value and the common benefit of the shareholders.

2. Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-2, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to the same paragraph.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification™ (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option for its investment in Ashikaga Holdings Co., Ltd. representing 47.0% share ownership and it is reported in Private equity investments and Other.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies,” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

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[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income. Changes in fair value of equity securities for other than operating purposes held by the insurance subsidiary are reported within Other comprehensive income (loss) on a net-of-tax basis.

(4)	Non trading debt securities

Non-trading debt securities consist of debt securities mainly held by non-trading subsidiaries and the insurance subsidiary. Non-trading debt securities held by the insurance subsidiary are carried at fair value, with changes in fair value reported within Other comprehensive income (loss) on a net-of-tax basis and non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles–Goodwill and Other” (“ASC 350”), goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

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7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation–Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are market risk management for certain non-trading liabilities such as issued debt and foreign exchange risk management for certain foreign subsidiaries.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as Interest expense or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

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9.	Foreign currency translation

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss).

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

11.	Accounting changes

Goodwill impairment testing

In September 2011, the Financial Accounting Standards Board (“FASB”) issued amendments to ASC 350 through issuance of Accounting Standard Update (“ASU”) 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting an entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If an entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed in fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura adopted ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change the quantitative test itself, these amendments have not had, and are not expected to have a material impact on these consolidated financial statements.

[Notes to the Consolidated Balance Sheet]

12.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	7,707,813 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,462,197 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,526,278 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
(2)	In addition, Nomura re-pledged 162,536 million yen of securities received as collateral and securities borrowed.

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13.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2013, Nomura received cash proceeds from SPEs in new securitizations of ¥406.5 billion and recognized no associated profit on sale. For the year ended March 31, 2013, Nomura received debt securities issued by these SPEs with an initial fair value of ¥1,782.8 billion and cash inflows from third parties on the sale of those debt securities of ¥950.9 billion. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥4,109.5 billion as of March 31, 2013. Nomura’s retained interests were ¥300.1 billion as of March 31, 2013. For the year ended March 31, 2013, Nomura received cash flows of ¥25.6 billion from the SPEs on the retained interests held in the SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥18.0 billion as of March 31, 2013. Nomura does not provide financial support to SPEs beyond its contractual obligations.

14.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

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For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below. For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues to vigorously challenge the Pescara Tax Court’s decisions in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proof of claims filed by the Company’s subsidiary, Nomura Securities Co., Ltd. (“NSC”) in respect of swaps and other derivative transactions in the total amount of approximately $37 million, and affirmatively sought recovery of damages. On August 21, 2012, the parties filed a stipulation dismissing with prejudice the proceedings and resolving the claim.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to U.S. Bankruptcy Court, where it is presently pending. The second suit was brought by the Madoff Trustee. NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in U.S. Bankruptcy Court. Both actions seek to recover approximately $35 million. The $35 million amount is Nomura’s current estimate of the maximum reasonably possible loss from this matter.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP (the main operating subsidiary of Nomura in the U.K.). The SPC is included as part of NIP’s consolidated accounts. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with Telltop Holdings Limited, a third party company. Telltop Holdings Limited is currently in liquidation. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased residential MBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“WesCorp”) against various issuers, sponsors and underwriters of residential MBS purchased by WesCorp. The complaint alleges that WesCorp purchased residential MBS issued by NAAC and Nomura Home Equity Loan Inc. (“NHEL”), among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that WesCorp purchased certificates in two offerings in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. The court has issued tentative rulings dismissing NCUA’s claims, but no order has yet been entered. Due to the legal uncertainties involved, as well as the lack of any discovery concerning the facts, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

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In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of residential MBS, and their controlling persons, including NAAC, NHEL, NCCI, NSI and NHA, (the Company’s U.S. subsidiaries). The action alleges that the GSEs purchased residential MBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. The court has denied the motion to dismiss filed by the Company’s U.S. subsidiaries and the parties are involved in the discovery process. Given the lack of any expert discovery at this stage of the litigation and certain legal uncertainties, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various issuers, sponsors and underwriters of residential MBS purchased by U.S. Central, including NHEL. The complaint alleges that U.S. Central purchased residential MBS issued by NHEL, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that U.S. Central purchased a certificate in one offering in the original principal amount of approximately $50 million and seeks rescission of its purchase or compensatory damages. The court denied, in part, motions to dismiss filed by the defendants, but has certified for interlocutory appeal an issue that would substantially resolve the action in defendants’ favor. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In August 2012, The Prudential Insurance Company of America, Park Place Commerce Investments, LLC, Pru Alpha Fixed Income Opportunity Master Fund I, L.P., and Prudential Trust Company filed several complaints in the Superior Court of New Jersey against various issuers, sponsors and underwriters of residential MBS, including an action against NHEL, NCCI and NSI. The action against the U.S. subsidiaries has been removed to federal court. The complaint alleges that plaintiffs purchased over $183 million in residential mortgage-backed securities from five different offerings. Plaintiffs allege that the offering materials contained material misrepresentations that were fraudulent regarding the underwriting practices and quality of the loans making up the securities. Plaintiffs allege causes of action for fraud, aiding and abetting fraud, negligent misrepresentation, and New Jersey Civil RICO, and seek to recover, among other things, compensatory and treble damages. Due to the lack of factual information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim, dated March 1, 2013 in the Italian Courts against two former directors of MPS and NIP. MPS alleges that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (the “Transactions”) and alleges that NIP is jointly liable for the unlawful conduct of MPS’s former directors. MPS claims damages of not less than EUR700 million. An investigation has also been commenced by the Public Prosecutor’s office in Siena, Italy into various allegations against MPS and certain of its former directors, including in relation to the Transactions. Starting on April 15, 2013, the Public Prosecutor in Siena issued seizure orders in relation to the Transactions seeking to seize the Transactions and approximately EUR 1.9 billion of assets said to be held or receivable in various NIP and Nomura Bank International plc (“NBI”) accounts in, or managed through, Italy and alleging that the Transactions involved offenses under Italian law. NBI was informed on April 23, 2013 that a seizure order had been effected over a small amount of cash and certain receivables in Italy. On April 26, 2013, the relevant Italian criminal judge issued an order declining to validate the various seizure orders issued by the Public Prosecutor. Accordingly, on the same date, the Public Prosecutor ordered the immediate restitution of all assets subject to seizure. NIP and NBI are indirectly wholly owned subsidiaries of the Company. Due to the lack of information at this early stage of the litigation and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to this matter at this time.

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NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. Among these includes an action commenced against NSC in April 2012 by a corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

Subsequent Events

In April 2013, another action in relation to investment losses was commenced against NSC by a corporate client seeking ¥10,247 million in damages for losses on the currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011. The plaintiff alleges among other things, insufficient explanation before entering into the transaction or in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans for those claims that the subsidiaries have determined to have merit. In several instances, following the rejection of repurchase demands, investors have instituted actions through the trustee alleging breach of contract. These breach of contract claims, which seek to enforce the repurchase demands made, are at a very early stage, and in some cases claims have been filed but not yet served.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at May 3, 2013, the subsidiaries have received claims to repurchase loans with original principal of $5,109 million that are unresolved. Further, due to the lack of factual information at this early stage and the legal uncertainties involved, the Company cannot provide an estimate of reasonably possible loss related to breach of contract claims arising from rejected repurchase demands.

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15.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	123,980,481 million yen

Standby letters of credit and other guarantees (3)	9,084 million yen

(1)	The carrying value of derivative contracts is 4,510,650 million yen (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 40,017,669 million yen and 424,312 million yen (liability), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is 277 million yen (liability).

[Notes to Financial Instruments]

16.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are included in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are included within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are customer oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging customers’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its customers in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide customers with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

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Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura’s significant single concentrations of credit risk were with the Japanese Government, the U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s positions related to government, agency and municipal securities. The Company’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of 772.4 billion yen which represents the net amount after the counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2013
	Japan	U.S.	EU	Other	Total(1)
Government, agency and municipal securities	3,402.2	1,313.1	3,261.6	556.1	8,533.0

(1)	Other than above, there were 714.6 billion yen of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2013. The vast majority of these securities are Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instruments. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

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The following table presents amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2013 within the fair value hierarchy.

	Billions of yen
	March 31, 2013
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2013
Assets:
Trading assets and private equity investments
Cash instruments	8,056.6	6,696.8	479.3	—	15,232.7
Derivatives	727.8	26,479.5	367.9	(25,683.6)	1,891.6
Loans and receivables (2)	—	520.6	3.5	—	524.1
Collateralized agreements (3)	—	997.8	—	—	997.8
Other assets	580.8	522.8	63.8	—	1,167.4

Total	9,365.2	35,217.5	914.5	(25,683.6)	19,813.6

Liabilities:
Trading Liabilities
Cash instruments	5,740.4	865.5	0.2	—	6,606.1
Derivatives	830.5	26,296.1	394.7	(25,636.1)	1,885.2
Short-term borrowings (4)	—	72.8	4.2	—	77.0
Payables and deposits (5)	—	0.1	0.7	—	0.8
Collateralized financing (3)	—	264.8	—	—	264.8
Long-term borrowings (4)(6)(7)	113.8	1,262.8	222.5	—	1,599.1
Other liabilities (8)	38.8	11.3	0.0	—	50.1

Total	6,723.5	28,773.4	622.3	(25,636.1)	10,483.1

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)	Includes loans for which the fair value option is elected.

(3)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(4)	Includes structured notes for which the fair value option is elected.

(5)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(6)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(7)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(8)	Includes loan commitments for which the fair value option is elected.

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Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets.

In our financial assets and liabilities, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain hybrid financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at historical amounts unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2013, the carrying values of long-term borrowings were 7,592.4 billion yen and the fair values or approximate fair values of long-term borrowings were 7,429.7 billion yen.

Maturities of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2013 consist of the following:

Year ending March 31	Billions of yen
2014	701.5
2015	1,320.3
2016	1,140.7
2017	693.3
2018	805.9
2019 and thereafter	2,753.3

Subtotal	7,415.0

Trading balances of secured borrowings	177.4

Total	7,592.4

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial assets that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

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[Notes to Per-Share Data]

17.	Per-Share Data

Total NHI shareholders’ equity per share	618.27 yen

Basic net income attributable to NHI shareholders per share	29.04 yen

Subsequent Events

On April 26, 2013 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights (“SAR”)).

2. Contents of buyback

(1) Type of stock to be purchased	Common stock
(2) Total number of stocks to be purchased	Upper limit of 40,000,000 shares (1.1% of outstanding shares)
(3) Total amount of stocks	Maximum of 35,000 million yen
(4) Term	May 8, 2013 to May 31, 2013
(5) Method	Purchase on the stock exchange via a trust bank

[Other Notes]

18.	Gains due to the loss of control of a subsidiary

Nomura Real Estate Holdings, Inc. (“NREH”) was a consolidated subsidiary of Nomura until March 2013. In March 2013, Nomura sold 32,040 thousand shares of NREH. As a result, Nomura’s voting interest fell to 34.0%. Since Nomura no longer maintains a controlling financial interest in NREH, NREH has been deconsolidated and is now an affiliated company accounted for by the equity method.

A gain of ¥50,139 million, including an unrealized gain of ¥38,468 million from Nomura’s remaining shares, was recognized.

19.	Other additional information

In April 2013, the Company adopted a resolution to issue SAR of common stock pursuant to the SAR Plan awards for directors and certain employees of the Company and subsidiaries. The total number of SARs to be issued will be approximately 220 thousand for the acquisition of approximately 22 million shares. The exercise price is a nominal ¥1 per share. The SARs vest and are exercisable one to three years after the grant date and expire five years after the grant date.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to make compensation payments in the future based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

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3. Notes to the Financial Statements

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

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4.	Deferred Assets

(1)	Bond issuance costs

Bond issuance costs are expensed upon incurred.

5.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, Nomura Holdings, Inc. (the “Company”) recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

7.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by long term foreign currency liabilities including long term bonds issued.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

(5)	Discontinue of hedge accounting

As of March 31, 2013 the Company discontinued the hedge accounting associated with transactions to hedge foreign currency risk on investments in subsidiaries by removing the designation of the derivatives as a hedge. The profits or losses from hedging instruments after the discontinuation are recognized in earnings.

8.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

9.	The Company applies the consolidated tax return system.

[Notes to the change in accounting policy]

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

In accordance with the amendment of the Corporation Tax Act, effective from the year ended March 31, 2013, the Company has changed its depreciation method for tangible fixed assets acquired on or after April 1, 2012. This change has no material impact on income.

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[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-termreceivables	3,205,614 million yen
Short-termpayables	306,485 million yen
Long-termreceivables	357,472 million yen
Long-termpayables	7,405 million yen

2. Accumulated depreciation on tangible fixed assets	82,009 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 24,493 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Bonds include 323,200 million yen of subordinated bonds.

5.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on JPY34,200 million bonds issued by Nomura Securities Co., Ltd.	34,200 million yen

         Guarantee of principal on JPY 2,000 million and US$402,000 thousand in commercial paper issued by Nomura International plc and JPY589 million in future transactions, US$449,408 thousand in repurchase transactions and US$863,442 thousand in stock lending transactions and US$2,655,343 thousand in derivative transactions, US$2,560,000 thousand in borrowings, repurchase transactions by the same company and US$70,000 thousand in Commodity Murabaha.

661,097 million yen (2)

         Guarantee of US$1,282,395 thousand, EUR 1,245,377 thousand, AU$3,024,965 thousand, CA$60,500 thousand, GBP496,569 thousand, ZAR255,000 thousand, NZ$293,500 thousand, BRL86,800 thousand, MEX$90,000 thousand, TL127,500 thousand, KRW500,000 thousand, IDR 65,000,000 thousand and JPY1,333,751 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

2,015,231 million yen (2)

Guarantee of US$217,934 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	20,501 million yen (2)

         Guarantee of US$962,530 thousand, EUR810,365 thousand, AU$14,000 thousand and JPY49,650 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

255,446 million yen

Guarantee of principal and coupons on US$137,500 thousand in borrowings and US$1,530 thousand in derivative transactions by Nomura Singapore Ltd.	13,079 million yen

Guarantee of US$25,104 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.	2,362 million yen

Guarantee of US$29,518 thousand in derivative transactions by Nomura Financial Investment (Korea) Co., Ltd.	2,777 million yen

Guarantee of US$13,693 thousand in derivative transactions etc. by Nomura Investments Singapore Limited.	1,288 million yen

Guarantee of US$4,540 thousand in repurchase transactions by Nomura Securities International Inc.	427 million yen

Guarantee of US$2,526 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.	238 million yen

Guarantee of US$221 thousand in derivative transactions by Nomura Mauritius Limited.	21 million yen

Guarantee of AU$3,108 thousand in expense by Chi-X Australia Pty Ltd.	305 million yen

Guarantee of US$57 thousand in loan deals by Nomura Corporate Funding America LLC.	5 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	278,185 million yen
Operating expenses	55,450 million yen
Non-operating transactions	67,521 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Other financial income” consists of cash in-flows and gain and loss on valuation of derivatives with NSC (excluding derivatives where hedge accounting is applied).

6.	“Others” includes revenue from the operation service and fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	3,822,562,601	—	—	3,822,562,601
2. Treasury stock
Type of shares	Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)	155,752,988	19,209	47,336,501	108,435,696

(Summary of reasons for change)

The reason for increase was as follows:

Increase related to requests to purchase shares less than full trading units	19,209 shares

The reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	47,335,900 shares
Reduction related to buying to complete full trading units	601 shares

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3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.9	April 24, 2006	Common stock	35,100
Stock Acquisition Rights No.10	June 12, 2006	Common stock	147,900
Stock Acquisition Rights No.11	July 14, 2006	Common stock	1,727,000
Stock Acquisition Rights No.13	April 25, 2007	Common stock	213,300
Stock Acquisition Rights No.14	June 21, 2007	Common stock	326,600
Stock Acquisition Rights No.15	August 1, 2007	Common stock	113,000
Stock Acquisition Rights No.16	August 1, 2007	Common stock	1,799,000
Stock Acquisition Rights No.17	August 1, 2007	Common stock	191,600
Stock Acquisition Rights No.18	October 19, 2007	Common stock	21,800
Stock Acquisition Rights No.19	April 23, 2008	Common stock	511,400
Stock Acquisition Rights No.20	June 23, 2008	Common stock	31,300
Stock Acquisition Rights No.21	June 23, 2008	Common stock	286,800
Stock Acquisition Rights No.22	August 5, 2008	Common stock	110,000
Stock Acquisition Rights No.23	August 5, 2008	Common stock	1,874,000
Stock Acquisition Rights No.24	August 5, 2008	Common stock	3,000
Stock Acquisition Rights No.26	November 10, 2008	Common stock	5,200
Stock Acquisition Rights No.27	November 10, 2008	Common stock	5,200
Stock Acquisition Rights No.28	April 30, 2009	Common stock	473,300
Stock Acquisition Rights No.29	June 16, 2009	Common stock	229,400
Stock Acquisition Rights No.30	June 16, 2009	Common stock	381,400
Stock Acquisition Rights No.31	August 5, 2009	Common stock	176,000
Stock Acquisition Rights No.32	August 5, 2009	Common stock	2,288,000
Stock Acquisition Rights No.34	May 18, 2010	Common stock	1,346,200
Stock Acquisition Rights No.35	May 18, 2010	Common stock	2,330,700
Stock Acquisition Rights No.37	July 28, 2010	Common stock	4,437,700
Stock Acquisition Rights No.39	November 16, 2010	Common stock	2,793,700
Stock Acquisition Rights No.40	June 7, 2011	Common stock	4,878,100

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2012	Common stock	7,334	2.00	March 31, 2012	June 1, 2012
Board of Directors October 29, 2012	Common stock	7,397	2.00	September 30, 2012	December 3, 2012

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 26, 2013	Common stock	22,285	6.00	March 31, 2013	June 3, 2013

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[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	333,230 million yen
Loss carry-forward on local tax	21,346 million yen
Deferred gain and loss on hedges	7,533 million yen
Loss on devaluation of fixed assets	3,685 million yen
Stock option	2,828 million yen
Others	3,041 million yen

Subtotal of deferred tax assets	371,663 million yen
Valuation allowance	(236,782) million yen

Total of deferred tax assets	134,881 million yen
Deferred tax liabilities
Net unrealized gain on investments	(16,430) million yen
Deferred gain or loss on hedges	(23,160) million yen
Others	(760) million yen

Total of deferred tax liabilities	(40,350) million yen

Net deferred tax assets	94,531 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2013 (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments Loans receivable Concurrent officers	Data processing system usage fees received	90,943	Accrued income	16,610	(1)
				Loans receivable	1,441,000	Short-term loans	558,000	(2)
				Interest received	11,812	Accrued income	947	(3)
				Establishment of a commitment line with subordinated terms	500,000	Short-term loans	150,000	(4)

				Commitment line establishment fees received	700	—	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Loans receivable Guarantee obligation Concurrent officers	Loans receivable	205,575	—	—	(2)
				Interest received	3,927	—	—
				Guarantee obligation	661,097	—	—	(5)
				Guarantee fee received	367	Accrued income	255
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable	1,243,878	Short-term loans	1,207,436	(2)
				Interest received	9,834	Accrued income	1,386
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable	111,750	Short-term loans	51,950	(2)
				Interest received	573	Accrued income	8

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Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2013 (millions of yen)	Notes
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation Concurrent officers	Guarantee obligation Guarantee fee received	255,446 110	— Accrued income	— 111	(6)
Subsidiary	Nomura Financial Holding America, LLC	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	190,525 1,394	Short-term loans Accrued income	97,758 135	(2)
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	115,795 1,110	Short-term loans Accrued income	112,908 194	(2)
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable	79,500	Long-term loans receivable from subsidiaries and affiliates	77,000	(2)
				Interest received	807	Accrued income	14
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable	Loans receivable Interest received	20,600 1,589	Short-term loans Long-term loans receivable from subsidiaries and affiliates Accrued income	2,300 70,400 320	(2)
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings Interest paid Guarantee obligation	447,000 2,256 2,015,231	Short-term borrowings Accrued expense —	122,000 25 —	(7) ( [8] )
				Guarantee fee received	710	Accrued income	716

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Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2013 (millions of yen)	Notes
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Loans receivable	Loans receivable Interest received	401,370 3,041	— Accrued income	— 12	(2)
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Loans receivable Capital increase underwritten Concurrent officers	Loans receivable	—	Long-term loans receivable from subsidiaries and affiliates	152,864	(2)
				Interest received	4,472	Accrued income	640
				Capital increase underwritten	93,940	—	—	(9)
Subsidiary	Nomura Capital Markets plc	(Owned) directly 100%	Loans receivable Concurrent officers	Loans receivable Interest received	922,931 2,859	Short-term loans Accrued income	900,250 1,094	(2)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.6% indirectly 32.3%	Purchases of system solution and consulting knowledge services	Data processing system usage fees received Software purchase	25,468 47,029	Accrued expense Accounts payable	3,440 2	(10)

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2013 do not include the transaction amounts for establishment-of commitment-line-with subordinated terms.

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there were 150,000 million yen relating to finance execution as of the balance sheet date.

(5)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions etc. by that company. The guaranteed rate of CP etc. is 0.04% and the guaranteed rates of derivative transaction etc. are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount, respectively.

(6)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(7)	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

(8)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rates are 0.04% (stand alone guarantee) and 0.02% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.

(9)	The capital increase with respect to Nomura Europe Holdings plc represents underwriting of US$1,122,821 thousand.

(10)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling etc.

(11)	Transaction amounts do not include consumption taxes etc. and balance as of March 31, 2013 includes consumption taxes etc.

[Notes to Per Share Data]

Net assets per share	492.88 yen
Net income per share	11.42 yen

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[Notes to Material Subsequent Event]

(Capital increase of Subsidiary)

On April 11, 2013 the Company subscribed 65,000 million yen of rights issuance of Nomura Financial Products Services, Inc., a fully owned subsidiary of the Company. The payment was completed on April 12, 2013.

(Treasury Stock Buyback)

On April 26, 2013 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

1. Reason to buyback treasury stocks

To use the acquired treasury stock to issue shares upon the exercise of stock options (stock acquisition rights).

2. Contents of buyback

(1) Type of stock to be purchased	Common stock
(2) Total number of stocks to be purchased	Upper limit of 40,000,000 shares (1.1% of outstanding shares)
(3) Total amount of stocks	Maximum of 35,000 million yen
(4) Term	May 8, 2013 to May 31, 2013
(5) Method	Purchase on the stock exchange via a trust bank

(Issuance of Stock Options)

In April 2013, the Company announced the issuance of stock acquisition rights to directors and employees of the Company and the subsidiaries of the Company. The number of SARs is estimated to be approximately 220 thousand units (22 million shares equivalent). The exercise price of the SARs will be one (1) yen per share. The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to three years from the issuance resolution date. The exercise period will be five years from the beginning day of exercise period.

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